UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note: Exhibit 1 to this Report on Form 6-K contains a copy of certain information that BRF S.A. (the “Company”) is providing to prospective investors in connection with a potential debt financing transaction.

*          *          *

 This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2018.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated September 11, 2019, relating to the tender offers by BRF S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2019

BRF S.A.

By: /s/ Lorival Nogueira Luz Jr.
Name: Lorival Nogueira Luz Jr.
Title: Global CEO, Chief Financial and Investor Relations Officer (Interim)

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Copy of certain information provided to potential investors.

Exhibit 1

Unless the context otherwise requires, all references in this Exhibit 1 to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

INFORMATION ABOUT THE COMPANY

            The information set forth below updates certain information about us and our industry and markets included in our annual report on Form 20-F for the year ended December 31, 2018 (our “2018 Form 20-F”), which we filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2019, and should be read in conjunction with our 2018 Form 20-F.

Our Company

We are one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately four thousand stock keeping units. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. For the year ended December 31, 2018, BRF was responsible for 15.0% of the world’s poultry trade, based on USDA export data.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 32 industrial facilities in Brazil, as of December 31, 2018, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 530,000 monthly deliveries and 47 distribution centers, 20 of which are in Brazil.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 27 distribution centers outside of Brazil serving customers in more than 150 countries on five continents. We have one industrial facility in Abu Dhabi, one in Malaysia and three in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) since 2006, and American Depositary Shares representing our common shares are traded on the New York Stock Exchange (ADR level III).

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•         Processed Food Products, including the following:

o    marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

•         Other Processed Products, including the following:

o    margarine; and

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

•         Other, consisting of soy meal, refined soy flour and animal feed.

In Brazil, we operate 32 industrial facilities, each of which may process more than one product, being thirty-two meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants. All of the industrial facilities are near our raw material suppliers or main consumer centers. We have an advanced logistics system in our domestic market, with 20 distribution centers, six of which are owned by us and 14 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international and halal markets, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, which occurred during the six months ended June 30, 2019, we continue to operate 27 distribution centers located in Asia, South America and the Middle East as well as commercial offices on four continents.

Our Industry

We manage our business to target both the Brazilian market and export markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real gross domestic product (“GDP”) in Brazil increased at an average annual rate of 2.4% from 2004 through 2018, decreased at a rate of 0.2% for the three months ended March 31, 2019 and increased at a rate of 0.2% for the six months ended June 30, 2019. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic scenario, the Monetary Policy Committee lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia) interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 6.5% as of June 30, 2019. For the year ended December 31, 2018, the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA”) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) increased by 3.75%. The IPCA increased by 2.42% for the six months ended June 30, 2019.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for October, November and December of 2018 was 11.7%, a decrease of 0.1 percentage point as compared to 11.8% in the same period of 2017. The average unemployment rate for June 2019 was 12%, an increase of 0.3 percentage points as compared to December 31, 2018. The Consumer Confidence Index for August 2019 was 89.2%, 5.3 percentage points above that in August 2018, and for December 2018 was 93.8%, 7.4 percentage points above that in December 2017.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados) in December 2018, supermarket sales in real terms (adjusted using the IPCA), increased 3.9% compared to December 2017, and such sales increased 3.89% in June 2019 compared to June 2018. In 2018 and the six months ended June 30, 2019, supermarket sales increased by 2.07% and 2.64%, respectively, in real terms as compared to 2017 and the six months ended June 30, 2018, respectively.

Export Markets

The information set forth in this “Export Markets” subsection is derived from the Brazilian Secretary of Foreign Trade (Secretaria de Comércio Exterior) and relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports increased by 7.5% in the six months ended June 30, 2019 compared to the corresponding period in 2018 in terms of volume. Pork exports registered an increase of 24.6% in volume sold in the six months ended June 30, 2019 compared to the corresponding period in 2018. Beef exports recorded an increase of 17.7% in volume in the six months ended June 30, 2019 compared to the corresponding period in 2018.

Brazilian chicken exports in the six months ended June 30, 2019 totaled 1,926 thousand tons of sales, representing R$12.0 billion in net sales (equivalent to U.S.$3.1 billion). China was the main destination for these exports (13.8%), followed by Saudi Arabia (12.3%), Japan (10.6%) and the United Arab Emirates (9.5%).

The volume of pork exports in the six months ended June 30, 2019 totaled 342 thousand tons, representing R$2.7 billion in net sales (equivalent to U.S.$697 million). The leading importers, China, Hong Kong and Russia represented 28.3%, 22.5% and 6.8%, respectively, of total exports from Brazil.

Beef shipments in the six months ended June 30, 2019 totaled 741 thousand tons, with sales representing R$11.1 billion in net sales (equivalent to U.S.$2.9 billion). The increase in volume was driven by higher exports sent to China and Hong Kong, which imported 19.8% and 16.1% of Brazilian beef exports, respectively.

Competitive Strengths

We believe our major competitive strengths are as follows:

•         Leadership in the Brazilian Food Market with Strong Brands and a Global Presence. We are one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity with a size and scale that allows us to compete both inside and outside of Brazil with established and valuable brands. According to Nielsen, in Brazil, in 2018, our market share was 50.0% of the cold cuts market, 49.4% of the frozen food market, 54.2% of the margarine market and 39.3% of the sausage and franks market. In addition, we are one of the largest food companies in the world in terms of market capitalization. We believe our leading position allows us to leverage market opportunities by expanding our business, increasing our offer of value-added products and improving our initiatives in our targeted export markets. Our own and licensed brands such as Sadia, Perdigão, Perdix, Qualy, Confidence, Hilal and Banvit are highly recognized in a number of countries, such as Brazil, Saudi Arabia and Turkey, and we are expanding our presence with local brands in key markets. Our Sadia and Perdigão brands were included among the “Most Valuable Brands” in Brazil in 2019 by WPP and Kantar and among the five Most Preferred Masterbrands in Brazil by IPSOS.

•         Extensive Distribution Network. We believe we are one of the few companies with an established distribution network that can deliver frozen and chilled products in practically any region of Brazil. In 2018, we had more than 530,000 monthly deliveries to customers in Brazil. Through our distribution centers in Brazil and in other countries, we served more than 200,000 customers from 150 countries in 2018. We have a strong presence in the Middle East including approximately 7,000 employees, exclusively dedicated to serve the Muslim market, with an operational structure including equity interests we have acquired in distribution companies such as Al Khan Foodstuff LLC, the leader in the distribution of frozen and chilled food in the Sultanate of Oman, and Federal Foods Limited, the leader in the distribution of food in the United Arab Emirates. In addition, we also operate through Al Wafi in Saudi Arabia. Lastly, we also joined the Turkish market through the acquisition in 2017 of Banvit Bandirma Vitamili Yem Sanayii A.S. (“Banvit”), one of the largest poultry producers in the country and owner of some of the most recognized brands in the country. Our established distribution capabilities and logistical experience allow us to expand our national and international business, leading to higher sales volume and a greater coverage of our line of products.

•         Low Cost Products in a Growing Global Market. We believe we have a competitive advantage over producers in some of our export markets due to our lower production costs and gains of efficiency in animal production in Brazil and in the industry overall in Turkey and the United Arab Emirates. We have also achieved a scale of production, including five industrial units outside of Brazil, and quality that allows us to compete effectively with the main producers in Brazil and other countries. We set up a series of programs aimed at maintaining and improving our cost effectiveness, including programs to optimize our supply chain by integrating demand, production, inventory management and customer service. We have a highly integrated production chain, spanning from the purchasing of grains, production of feedstock, delivery of animal feed to our integrated partners, slaughtering, processing, sales and distribution of products to our final consumers. Our Shared Service Center (CSC - Centro de Serviços Compartilhados) centralizes our administrative and corporate activities, while our Zero-Base Budget and Zero-Based Cost programs (OBZ – Orçamento Base Zero and CBZ – Custo Base Zero) are directed at enhancing the efficiency of cost and expense management.

•         Strategic and Diversified Geographic Locations. Our slaughterhouses are strategically located in different regions of Brazil (South, Southeast and Midwest). This allows us to offset the risks from potential restrictions on exports that may occur in particular regions of the country due to sanitary concerns. The geographical diversity of our 20 distribution centers in 14 Brazilian states also allows us to optimize our logistics network and increase our outreach in Brazil. In addition, we opened our first processed food plant in the Middle East in Abu Dhabi, United Arab Emirates in 2014. In May 2017, we concluded the acquisition of Banvit, one of the largest poultry producers in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority. The redefinition of key markets, focusing on Brazil, the Muslim world and Asia, reinforces our competitive differentiation through the flexible, robust chain that is able to serve countries quickly and efficiently, adapting the portfolio and the production model according to local needs. Our focus on strategically located local operations allows for rapid and efficient access to targeted markets and increases our ability to adapt products to local demands.

•         Emphasis on Quality, Safety and Portfolio Diversity. We are committed to food safety and quality in all of our operations to meet the specifications of our clients, prevent contamination and reduce the risks of epidemics of animal illnesses. All of our portfolio is evaluated in terms of quality and health safety, which ranges from the treatment of poultry and pigs in the production chain to the production, distribution and sale processes. We have a diversified variety of products that give us the flexibility to direct our production according to the market demand and the seasonality of our products. To support this continuous innovation of our product portfolio, we have been continuously investing in our R&D facility in Jundiaí, in the State of São Paulo.

•         Reinforced Governance with Experienced Management. Our management endeavors to accentuate best practices in our operations and corporate governance standards. After a series of enhancements, our leadership structure includes experienced advisors with long-term vision for the industry and an executive team with 10 vice presidents, distributed among corporate areas, markets and operations specialties. Our executive team is specialized by geographic region (Brazil and international markets), by operational areas (Integrated Planning & Logistics, Quality, R&D and Sustainability, and Operations & Procurement) and through corporate assignments (HR & IT, Finance & Investor Relations, Strategy, Management & Innovation and Institutional Affairs, Legal & Compliance).

Business Strategy

Our general strategy consists of using our competitive advantage as a low-cost producer of food in large scale to increase the return on invested capital and continue to grow sustainably in the coming years. We intend to continue to strengthen our global distribution network and client base in our target markets, providing a portfolio of diversified, innovative products directed at those markets and supported by strong international and local brands, while being guided by our commitment to safety, integrity and quality. The main elements in our strategy are the following:

•         Maintaining a Strong and Strategic Business Plan. We intend to become a global house of brands offering the best products and solutions to our customers and end consumers putting together our global and regional capabilities. We aim to defend our leadership, and pursue additional growth opportunities, in our key markets. We will continue to invest time and resources to improve our sustainable chain into new supply models that will enhance our competitive advantages and put BRF ahead of the competition, by focusing on those products that we believe have the most strategic importance. Likewise, we will leverage and capitalize on our other key capabilities (sales and logistics, innovation, quality and people) to support this strategy. Furthermore, we are remodeling and improving our corporate culture that is strong, aligned to the organization and the decision-making process of value creation, and establish a performance culture in the company that is strengthened by meritocracy. This new corporate culture will reinforce our commitment to attract, develop and retain talent, a key element for the company’s sustainable development.

•         Focusing on Financial Discipline. We are focused on maintaining our return on invested capital above the cost of capital, increasing our gross margin and earnings before interest, taxes and depreciation and amortization (“EBITDA”), and maintaining an optimal leverage. Since 2018, we have engaged in a restructuring plan focused on reducing leverage and directing business to areas with greater growth potential, where we believe BRF has a competitive advantage. Pursuant to that plan, we divested from our operations in Argentina, Europe and Thailand, improved our working capital (mainly through inventories of frozen raw material) and securitized certain receivables. As a result, we reinforced our cash position and improved our net debt to Adjusted EBITDA ratio.

•         Increasing our Domestic and International Client Base. We intend to continue strengthening our Brazilian and international client base by continuing to offer high quality products and services. We intend to focus on efficiency to increase our competitiveness on the global stage, delivering high quality services to our clients and raising distribution and logistics in our key markets to a central position in our business. We believe there are also opportunities to expand penetration in the Brazilian market by increasing our client base and raising the productivity of our sales force. For the six months ended June 30, 2019, sales in Brazil represented 52.8% of our total net sales while sales outside of Brazil (excluding the Other segment) represented 47.2%, and for the year ended December 31, 2018, sales in Brazil represented 53.9% of our total net sales while sales outside of Brazil represented 46.1%.

•         Refocusing our Core Business according to Consumer and Market Preferences. We are focused on delivering innovative products that our clients regard as being value-added. We intend to refocus our most important categories of products, as well as increase our market penetration, through a more granular view (by category, channel, region, brands and consumer/consumption segments). We are planning to align our strategy, processes and people to the needs of our clients by creating an integrated medium-term plan for our value chain that is strong, flexible and focused on value creation. Lastly, we intend to promote a pricing model aimed at providing a more rational pricing scheme.

•         Focusing on Key Global Categories of Higher Value-Added Food Products. The merger between Perdigão S.A. and Sadia S.A. in 2009 brought a great variety of processed products to our portfolio and created the largest exporters of poultry products in the world according to Trademap. Since then, we have been expanding our portfolio in Brazil through new product launches, such as new lines of ready-to-eat meals and a new line of margarine enriched with vitamins and Omega3 (Qualy Qmix). Outside Brazil, we have been making selective acquisitions of companies and brands since 2011. We intend to continue to diversify our product lines and to move downstream in the distribution segment, increasing our presence at points of sale and removing intermediaries in the value chain. In line with this strategy, we intend to provide products that deliver to our consumers greater practicality, such as the Fácil and Soltíssimo lines, and healthiness, like Sadia’s new lines of cold cuts with 30% less sodium. Additionally, in 2014, we inaugurated a plant in Abu Dhabi, United Arab Emirates, to service our customers in the gulf region with processed products.

•         Pursuing Leadership in Low Costs. We continue to enhance our cost structure in order to maintain competitive costs and increase the efficiency of our operations while maintaining our commitment with quality and food safety. In Brazil, we are seeking to increase growth in certain categories of our products; to consolidate our leadership and profitability in products of greater added value; to transform food service into a strategic platform, to increase customer productivity with pricing technologies and performance measures; to improve efficiencies in transport, warehousing and logistics networks; and to make innovation as the core of our business. Outside of Brazil, we are seeking to build upon our position as the largest exporter to the Gulf Cooperation Council countries and to improve our leadership in the Turkish and Saudi Arabian markets; to migrate to products with higher added value; and to expand our operations and increase our presence in Asia.

RISK FACTORS

            The information below updates and supplements portions of the risk factors included under “Item 3. Key Information — D. Risk Factors” in our 2018 Form 20-F, and should be read in conjunction with our 2018 Form 20-F.

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

As of June 30, 2019, our total consolidated debt (comprised of short-term and long-term debt) was R$20,781.0 million (U.S.$5,422.7 million).

Our substantial indebtedness could have major consequences for us, including:

•         requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations, capital expenditures or other capital needs;

•         limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•         increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•         limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•         increasing our expenditures due to depreciations of the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness that are denominated in U.S. dollars;

•         making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•         placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•         exposing our current and future borrowings made at floating interest rates to increases in interest rates.

Our cost of funding is affected by our credit ratings and any risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating, would likely increase our cost of funding and adversely affect our results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that generally affect the meat processing industry and the economic environment in which we operate.

In view of our current credit metrics and according to the policies and guidelines set by rating agencies in order to evaluate a company’s creditworthiness, as well as other factors, our credit rating has been recently downgraded, and we are currently rated below “investment grade” by all of the rating agencies that rate us.

We cannot assure you that those rating agencies that have a negative outlook with respect to us will revise such outlooks upward. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our results of operations.

We have substantial debt that matures in each of the next several years.

As of June 30, 2019, we had R$4,761.0 million of debt that matures in the next 12 months, R$1,029.1 million of debt that matures between July and December 2020, R$3,117.8 million of debt that matures in 2021, R$3,138.8 million of debt that matures in 2022 and R$8,734.4 million of debt that matures in 2023 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of June 30, 2019, we had R$10,503.6 million of foreign currency debt, including R$992.1 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in coming years:

•         the pressures on credit return as a result of disruptions in the global stock and credit markets;

•         our operating results worsen significantly;

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate; or

•         we are unable to refinance any of our debt that becomes due,

we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose significant restrictions on us.

The instruments governing our existing indebtedness impose significant restrictions on us, and the instruments governing any indebtedness we may incur in the future may also impose the same or additional restrictions on us. The existing restrictions limit, and any future restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•         borrow money;

•         make investments;

•         sell assets, including capital stock of subsidiaries;

•         guarantee indebtedness;

•         enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•         enter into transactions with affiliates;

•         create or assume liens; and

•         engage in mergers or consolidations.

Although the covenants to which we are currently subject have exceptions and qualifications, the breach of any of these covenants could result in a payment default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security, and other terms.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with (i) our audited consolidated financial statements included in our 2018 Form 20-F, (ii) the information set forth under “Item 5. Operating and Financial Review and Prospects“ in our 2018 Form 20-F and (iii) our unaudited interim consolidated financial statements filed on the Report on Form 6-K which we filed with the SEC on August 9, 2019.

Results of Operations

Segments and Product Lines

We report our results according to the following segments:

•         Brazil, which includes our sales within Brazil of the product categories described below;

•         International, which includes our sales outside of Brazil of the product categories described below (and has absorbed the halal and international segments disclosed in our audited consolidated financial statements for the year ended December 31, 2018); and

•         Other, which includes our worldwide sales of the product categories described below.

Within the Brazil and International segments, we report net sales in the following product categories:

•         Meat products, consisting of in natura meat, which we define as frozen whole and cut chickens, frozen pork and frozen beef cuts;

•         Processed Food Products, including the following:

o    marinated frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

•         Other processed products, including the following:

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

o    margarine; and

•         Other, consisting of soy meal and refined soy flour, as well as animal feed.

Within the Other segment, we report net sales in the following categories:

•         Ingredients, consisting of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), and health care (health and wellness); and

•         Other, consisting of agricultural products.

In the six months ended June 30, 2019, we generated 46.1% of our net sales from in natura poultry, 6.4% from in natura pork and in natura beef, 43.5% from processed and other processed meat products and 4.0% from other sales. No single customer or economic group represented more than 5.0% of our total net sales in the six months ended June 30, 2019.

In our Brazil segment, which accounted for 51.1% of our net sales in the six months ended June 30, 2019, we operate under brand names such as Sadia, Perdigão, Chester, Miss Daisy and Qualy, which are among the most recognized brands in Brazil. In our International segment, which accounted for 45.7% of our total net sales in the six months ended June 30, 2019, the leading brands were Perdix, Sadia, Hilal and Confidence. Our Other segment accounted for 3.2% of our total net sales in the six months ended June 30, 2019.

We export to more than 150 countries, primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the six months ended June 30, 2019, our direct exports (denominated CFR, Cost and Freight) accounted for 26.8% of our volume, of which 37.1% was to the halal market and 62.7% was to other international markets such as Asia, Africa, the Americas and Europe.

Results of Operations as a Percentage of Net Sales for the Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

The following table sets forth the components of our results of operations as a percentage of net sales for the six months ended June 30, 2019 and 2018.

	Six Months Ended June 30,
	2019		2018
	(in millions of reais)	(%)	(in millions of reais)	(%)

Net sales	15,697.3	100.0	14,097.4	100.0
Cost of sales	(12,088.5)	(77.0)	(12,123.6)	(86.0)
Gross profit	3,608.7	23.0	1,973.8	14.0
Operating expenses:
Selling expenses	(2,392.1)	(15.2)	(2,138.5)	(15.2)
General and administrative expenses	(277.4)	(1.8)	(234.2)	(1.7)
Impairment loss on trade and other receivables	(3.8)	—	(25.6)	(0.2)
Other operating income (expenses), net	153.8	1.0	(53.0)	(0.4)
Income (loss) from associates and joint ventures	(1.0)	—	8.9	0.1
Operating income	1,088.2	6.9	(468.8)	(3.3)
Financial expenses	(1,773.4)	(11.3)	(2,180.0)	(15.5)
Financial income	705.8	4.5	938.0	6.7
Income before taxes	20.7	0.1	(1,710.8)	(12.1)
Current income and social contribution tax expense	(86,8)	(0.6)	(65.3)	(0.5)
Deferred income and social contribution tax expense	143.9	0.9	208.4	1.5
Income (loss) from continuing operations	77.7	0.5	(1,567.7)	(11.1)
Income (loss) from discontinued operations	(765.1)	(4.9)	39.2	0.3
Loss	(687.4)	(4.4)	(1,528.5)	(10.8)
Attributable to:
Controlling shareholders	(678.1)	(4.3)	(1,552.8)	(11.0)
Non-controlling interest	(9.3)	(0.1)	24.3	0.2

Presentation of Operating Segments and Net Sales Information

Since January 1, 2019, as a result of the sale of our operations in Argentina, Europe and Thailand, we have restated our 2018 segments and reported the following three operating segments: (1) Brazil, (2) International, and (3) Other, which primarily reflect our geographical structure. The Brazil and International segments include sales through all of our distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed foods (processed foods, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products); and (iv) other sales (soy flour for food service). The Other segment is divided into the following business units: (i) Ingredients (animal health ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness)) and (ii) Other Sales (agricultural products). See note 5 to our unaudited condensed consolidated interim financial information for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes – ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the six months ended June 30, 2019 was 9.21%. However, exports are not subject to these taxes.

•         PIS and COFINS Taxes – The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the six months ended June 30, 2019. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork, poultry and beef cuts and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability” in our 2018 Form 20-F; and

•         Discounts, Returns and Other Deductions – Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	Restated 2018	Change
	(in millions of reais)		(%)

Gross sales
Brazil	9,951.9	9,371.1	6.2%
International	7,745.6	6,723.8	15.2%
Other	555.0	423.1	31.2%
Total	18,252.5	16,518.0	10.5%
Sales deduction
Brazil	(1,929.8)	(1,938.2)	(0.4)%
International	(566.2)	(429.4)	31.9%
Other	(59.2)	(53.0)	11.7%
Total	(2,555.3)	(2,420.6)	5.6%
Net sales
Brazil	8,022.2	7,432.9	7.9%
International	7,179.4	6,294.4	14.1%
Other	495.7	370.1	33.9%
Total	15,697.3	14,097.4	11.3%

Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

The following provides a comparison of our results of operations for the six months ended June 30, 2019 against our results of operations for the six months ended June 30, 2018, based on our unaudited condensed consolidated interim financial information.

Net Sales

Our net sales increased R$1,599.9 million, or 11.3%, to R$15,697.3 million in the six months ended June 30, 2019 from R$14,097.4 million in the corresponding period in 2018, primarily due to higher prices across all regions, especially in the international market.

Brazil Segment

Net sales from our Brazil segment increased R$589.3 million, or 7.9%, to R$8,022.2 million in the six months ended June 30, 2019 from R$7,432.9 million in the corresponding period in 2018, primarily due to our +Excellence program, a program aimed at leveraging the results of our Brazil segment through structuring indicators and processes that simplify and guarantee more efficient operations, which resulted in better commercial execution and increases in average selling prices.

The following table provides a breakdown of our volumes and net sales for our Brazil segment.

	Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
	2019	2018	Change	2019	Restated 2018	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)

Poultry	248.9	271.8	(8.4%)	1,794.3	1,511.3	18.7%
Pork and others	58.0	57.2	1.5%	445.5	390.8	14.0%
Total in natura meat	306.9	329.0	(6.7%)	2,239.8	1,902.0	17.8%
Processed foods	720.0	754.7	(4.6%)	5,775.1	5,521.2	4.6%
Other sales	0.2	0.3	(28.0%)	7.2	9.6	(25.0%)
Total	1,027.1	1,083.9	(5.2%)	8,022.2	7,432.9	7.9%

The following table sets forth our average selling prices in our Brazil segment.

	Average Selling Prices Six Months Ended June,
	2019	2018	Change
	(in reais per kg)		(%)
Brazil	9.7	8.6	12.1%

International Segment

Our net sales for our International segment increased R$885.0 million, or 14.1%, to R$7,179.4 million in the six months ended June 30, 2019 from R$6,294.4 million in the corresponding period in 2018, primarily due to price increases in Saudi Arabia as a result of the suspension of exports to that country from plants across Brazil, volume growth with an improved mix of channels and countries, price increases in Turkey following a scenario of price control, our increased market share for processed food and higher volumes caused by the impacts of the African swine fever outbreak in several countries.

The following table provides a breakdown of our volumes and net sales for our International segment.

	Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
	2019	2018	Change	2019	Restated 2018	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)

Poultry	742.7	777.9	(4.5%)	5,449.1	4,851.9	12.3%
Pork and Others	69.6	66.9	4.1%	560.6	449.6	24.7%
Total in natura meat	812.3	844.8	(3.8%)	6,009.7	5,301.5	13.4%
Processed foods	121.2	113.2	7.1%	1,049.0	844.6	24.2%
Other sales	0.2	—	566.7%	120.7	148.3	(18.6%)
Total	933.8	957.9	(2.5%)	7,179.4	6,294.4	14.1%

The following table provides a further breakdown of the volume and net sales of the International segment into the halal market and other international market.

	Six Months Ended June 30,
	2019	2018
	(in millions of reais, except where indicated)
International
Volume (in thousands of tons)
Halal	567.7	572.8
Other	366.1	385.1
Total	933.8	957.9
Net sales
Halal	4,427.9	3,947.3
Other	2,751.5	2,347.1
Total	7,179.4	6,294.4

The following table sets forth our average selling prices for our International segment.

	Average Selling Prices Six Months Ended June,
	2019	2018	Change
	(in reais per kg)		(%)
International	8.3	7.0	18.2%

Other Segment

Our consolidated net sales for our Other segment increased R$125.6 million, or 33.9%, to R$495.7 million in the six months ended June 30, 2019 from R$370.1 million in the corresponding period in 2018, primarily due to a lesser amount of perishable products subject to price markdowns, which positively impacted prices and sales performance of our ingredients.

The following table provides a breakdown of our volumes and net sales for our Other segment.

	Volume Six Months Ended June 30,			Net Sales Six Months Ended June 30,
	2019	2018	Change	2019	2018	Change
	(in thousands of tons)		(%)	(in millions of reais)		(%)

Ingredients	98.1	82.7	18.6%	249.5	206.8	20.7%
Other sales	37.1	43.3	(14.4%)	246.3	163.3	50.8%
Total	135.2	126.1	7.3%	495.7	370.1	33.9%

The following table sets forth our average selling prices for our Other segment.

	Average Selling Prices Six Months Ended June,
	2019	2018	Change
	(in reais per kg)		(%)

Other Segments	3.7	2.9	24.9%

Cost of Sales

Cost of sales totaled R$12,088.5 million in the six months ended June 30, 2019, a decrease of 0.3% compared to R$12,123.6 million in the corresponding period in 2018. The cost of sales for the six months ended June 30, 2018 were negatively impacted mainly by the truck drivers’ strike and corporate restructuring, which did not impact the cost of sales for the six months ended June 30, 2019. However, the decrease in cost of sales was partially offset by higher average grain prices during the production period.

Gross Profit

Our gross profit increased 82.8% in the six months ended June 30, 2019, to R$3,608.7 million from R$1,973.8 million in the corresponding period in 2018, with a gross margin of 23.0% in the six months ended June 30, 2019 compared to 14.0% in the corresponding period in 2018. This increase was driven primarily by an improvement in our results in both Brazil and the International segments.

The following table provides a breakdown of our gross profit for our Brazil, International and Other segments with a further breakdown of the International segment into the halal market and other international market.

	Six Months Ended June 30,
	2019	2018
	(in millions of reais, except where indicated)
Brazil
Gross Profit	1,818.0	1,441.0
International
Gross Profit
Halal	1,205.4	721.6
Other	505.0	165.5
Total	1,710.4	887.1
Other
Gross Profit	80.4	(354.3)

Operating Expenses

Our operating expenses increased 11.5% in the six months ended June 30, 2019, to R$2,673.3 million from R$2,398.2 million in the corresponding period in 2018. As a percentage of net sales, operating expenses remained stable at 17.0% in the six months ended June 30, 2019 and in the corresponding period in 2018.

Selling Expenses

Our selling expenses increased 10.7% to R$2,395.9 million in the six months ended June 30, 2019 from R$2,164.2 million in the corresponding period in 2018, as a result of higher freight expenses in the international segment due to foreign exchange depreciation.

General and Administrative Expenses

Our general and administrative expenses increased 18.4% to R$277.4 million in the six months ended June 30, 2019 from R$234.2 million in the corresponding period in 2018, as a result of inflation in Brazil, investments in marketing to reinforce our brands and labor expenses relating to employee terminations.

Impairment Loss on Trade and Other Receivables

Our impairment loss on trade and other receivables decreased 85.16% to R$3.8 million in the six months ended June 30, 2019 from R$25.6 million in the corresponding period in 2018, as a result of lower trade accounts receivable in the Brazil and International segments.

Other Operating Income, Net

Other operating income, net, was R$153.8 million in the six months ended June 30, 2019 as compared to other operating expenses, net of R$53.0 million in the corresponding period in 2018, as a result of (i) a provision in the second quarter of 2019 for probable losses in the amount of R$358.9 million due to a tax liability arising from a final court decision that disallowed our use of ICMS tax credits generated from the acquisition of certain staple foods (cesta básica) and (ii) a gain of R$696.1 million related to a final court decision that allowed us to exclude ICMS from the PIS and COFINS calculation basis.

Loss from Associates and Joint Ventures, Net

Loss from associates and joint ventures, net was R$1.0 million in the six months ended June 30, 2019 as compared to income from associates and joint ventures, net of R$8.9 million in the corresponding period in 2018, as a result of the shutdown of the operations of our subsidiary UP Alimentos Ltda.

Operating Income (Expenses)

As a result of the foregoing, our operating income before financial expenses was R$1,088.2 million in the six months ended June 30, 2019 as compared to operating expenses before financial expenses of R$468.8 million in the corresponding period in 2018.

The table below sets forth our operating income (expenses) on a segment basis:

	Operating Income (Expenses) by Segment
	2019	Restated 2018	Change
	(in millions of reais)		(%)
Brazil	556.9	99.8	458.0%
International	551.1	(59.9)	N/A
Other	40.5	55.5	(27.0%)
Ingredients	55.1	49.4	11.5%
Other sales	(14.6)	6.1	N/A
Subtotal	1,148.6	95.3	1,105.2%
Corporate(1)	(60.4)	(564.1)	(89.3%)
Total	1,088.2	(468.8)	N/A

(1)     The significant variation in Corporate in 2018 is attributed to incurred expenses in the period, such as those in connection with the Carne Fraca Operation and provisions.

Financial Income (Expenses), Net

Net financial expenses amounted to R$1,067.6 million in the six months ended June 30, 2019, a decrease of 14.0% from R$1,242.0 million in the corresponding period in 2018. This decrease in net financial expenses is mainly a result of the positive exchange rate variation over assets and liabilities denominated in foreign currency in the period.

Income (Loss) Before Taxes

As a result of the foregoing, our income (loss) before taxes amounted to income of R$20.7 million in the six months ended June 30, 2019, as compared to a loss of R$1,710.8 million in the corresponding period in 2018.

Income Tax and Social Contribution

In the six months ended June 30, 2019, income tax and social contribution amounted to income of R$57.1 million, compared to income of R$143.1 million in the corresponding period in 2018. Our effective tax rate in the six months ended June 30, 2019 was 276.5% compared to an effective tax rate of negative 8.4% in the corresponding period in 2018. This variation was mainly attributable to higher taxable income recorded for the six months ended June 30, 2019.

Income (Loss) from Continued Operations

Income from continued operations amounted to R$77.7 million in the six months ended June 30, 2019, an increase of R$1,645.4 million from loss from continued operations of R$1,567.7 million in the corresponding period in 2018, reflecting our operational improvement across all segments, lower net financial expenses and the impacts related to ICMS in the six months ended June 30, 2019 as mentioned above.

Income (Loss) from Discontinued Operations

Loss from discontinued operations amounted to R$765.2 million in the six months ended June 30, 2019, a decrease of R$804.3 million from profit from discontinued operations of R$39.2 million in the corresponding period in 2018, mainly due to a one-time write-off in the amount of R$862.8 million mainly related to a cumulative translation adjustment and hyperinflation.

Loss

As a result of the above, our loss decreased to R$687.4 million in the six months ended June 30, 2019 from R$1,528.5 million of loss in the corresponding period in 2018.

Liquidity and Capital Resources

As of June 30, 2019, we held R$5,236.1 million in cash and cash equivalents. Of that amount, R$3,615.2 million, or 69.0%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flows from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. Although we have substantial debt that will mature in coming years (see “Risk Factors—Risks Relating to Our Indebtedness—We have substantial debt that matures in each of the next several years”), we believe that our current cash and cash equivalents, along with our cash flows from operating activities and plans for the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

Cash Flows

	Six Months Ended June 30,
	2019	Restated 2018
	(in millions of R$)

Net cash provided by consolidated operating activities	605.1	327.7
Net cash provided by (used) in consolidated investing activities	1,178.9	(1,035.0)
Net cash provided by (used in) consolidated financing activities	(1,615.4)	356.2
Effect of exchange rate variation on cash and cash equivalents	31.5	88.1
Net increase (decrease) in cash and cash equivalents	200.1	(263.0)

Cash Flows Provided by Operating Activities

We recorded net cash flows provided by continued operating activities of R$714.3 million in the six months ended June 30, 2019, compared to cash flows provided by continued operating activities of R$643.3 million in the corresponding period in 2018, an increase of R$71.0 million. The increase in net cash flows provided by continued operating activities is mainly due to cash provided by the decrease in accounts receivable of R$348.7 million and cash used in the increase in inventories of R$218.9 million in the six months ended June 30, 2019, compared to cash provided by the decrease in accounts receivable of R$171.4 million and cash used in the increase in inventories of R$331.5 million in the corresponding period in 2018. We recorded net cash flows used in discontinued operating activities of R$109.2 million in the six months ended June 30, 2019, compared to cash flows used in discontinued operating activities of R$315.6 million in the corresponding period in 2018. The decrease in net cash used in operating activities from discontinued operations is mainly due to the sale of Argentinian operations that occurred in the first quarter of 2019 and the decision of the European Union on May 14, 2018 to remove 12 of our production facilities in Brazil from the list that permits the import of animal products by countries in the European Union. These events resulted in net cash flows provided by consolidated operating activities (continued and discontinued) of R$605.1 million in the six months ended June 30, 2019, compared to net cash flows provided by consolidated operating activities (continued and discontinued) of R$327.7 million in the corresponding period in 2018.

Cash Flows Provided by (Used in) Investing Activities

We recorded net cash flows provided by continued investing activities of R$1,237.6 million in the six months ended June 30, 2019, compared to cash flows used in continued investing activities of R$996.3 million in the corresponding period in 2018, an increase of R$2,233.9 million. The increase in net cash provided by continued investing activities is mainly due to the cash received from the sale of investments and property, plant and equipment of R$1,789.8 in the six months ended June 30, 2019, compared to a net cash received of R$38.1 million in the corresponding period in 2018. We recorded net cash flows used in discontinued investing activities of R$58.7 million in the six months ended June 30, 2019, compared to cash flows used in discontinued investing activities of R$38.7 million in the corresponding period in 2018, resulting in net cash flows provided by consolidated investing activities (continued and discontinued) of R$1,178.9 million in the six months ended June 30, 2019, compared to net cash flows used in consolidated investing activities (continued and discontinued) of R$1,035.0 million in the corresponding period in 2018.

Cash Flows Provided by (Used in) Financing Activities

We recorded net cash flows used in continued financing activities of R$1,617.0 million in the six months ended June 30, 2019, compared to cash flows provided by continued financing activities of R$171.0 million in the corresponding period in 2018, a decrease of R$1,788.0 million. The decrease in net cash provided by continued financing activities is mainly due to the repayment of debt of R$3,121.4 million in the six months ended June 30, 2019, compared to R$1,964.2 million in the corresponding period in 2018. We recorded net cash flows provided by discontinued financing activities of R$1.6 million in the six months ended June 30, 2019, compared to cash flows provided by discontinued financing activities of R$185.2 million in the corresponding period in 2018, resulting in net cash flows used in consolidated financing activities (continued and discontinued) of R$1,615.4 million in the six months ended June 30, 2019, compared to net cash flows provided by consolidated financing activities (continued and discontinued) of R$356.2 million in the corresponding period in 2018.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, working capital and purchases of raw materials. The following table sets forth our net indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of June 30, 2019	As of December 31, 2018

	(in millions of reais, except where indicated)

Total debt	(20,781.0)	(22,165.4)
Derivative financial instruments, net	38.5	(52.7)
Cash, cash equivalents and marketable securities and restricted cash	6,842.7	6,528.8
Local currency	(10,277.5)	(10,627.1)
Foreign currency	(10,503.6)	(11,538,3)
Net Debt(1	(13,899.8)	(15,689.3)
Exchange rate exposure (in millions of U.S.$)(2)	(2,747.3)	(3,594.7)

(1)   We define Net Debt as total debt plus derivative financial instruments, net minus cash and cash equivalents (including marketable securities and restricted cash). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS.

(2)   See note 3.3 to our unaudited condensed consolidated interim financial information.

The table below provides a further breakdown of our indebtedness by type of debt.

	Short-Term Debt	Long-Term Debt	Debt as of June 30, 2019	Debt as of December 31, 2018
	As of June 30, 2019
	(in millions of reais)

Development bank credit lines	132.0	–	132.0	264.5
Export credit facilities	310.1	1,280.0	1,590.1	1,625.3
Working capital facilities	2,889.6	2,999.1	5,888.7	5,863.0
PESA loan facility	278.2	–	278.2	273.4
Agribusiness Receivables Certificate	151.6	1,484.3	1,636.0	2,597.5
Debentures	0.3	745.1	745.4	–
Other	7.1	–	7.1	3.3
Total local currency	3,768.9	6,508.6	10,277.5	10,627.1
Export credit facilities	98.6	285.2	383.8	1,383.2
Bonds	394.0	9,209.7	9,603.7	9,746.4
Advances on foreign exchange rate contracts	314.4	–	314.4	214.2
Working capital facilities	185.1	16.5	201.7	194.5
Total foreign currency	992.1	9,511.4	10,503.6	11,538.3
Total	4,761.0	16,020.0	20,781.0	22,165.4

The maturity schedule of our indebtedness is as follows:

As of June 30, 2019
(in millions of reais)

Current (July 1, 2019 through June 30, 2020)	4,761.0
Noncurrent
2020 (July 1 through December 31, 2020)	1,029.1
2021	3,117.8
2022	3,138.8
2023	3,329.7
2024 onwards	5,404.7
Total	20,781.0

Our principal debt instruments as of June 30, 2019 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see our unaudited condensed consolidated interim financial information for the six months ended June 30, 2019 and see note 19.8 to our audited consolidated financial statements for the year ended December 31, 2018 included in our 2018 Form 20-F.

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program in the amount of R$111.8 million as of June 30, 2019. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with remaining maturity dates varying from 2019 through 2020. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included under “Development bank credit lines” in the table above.

FINEP Financing. We obtained certain financing from the Brazilian Financing Agent for Studies and Projects (Financiadora de Estudos e Projetos, or “FINEP”), a public financing company under the Brazilian Ministry of Science, Technology and Innovation, with maturity in November 2019. The outstanding debt under this financing was R$20.2 million as of June 30, 2019. We obtained FINEP credit lines with reduced rates for projects relating to research, development and innovation. These loans are included under “Development bank credit lines—Local currency” in the table above.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$1,509.1 million as of June 30, 2019. These notes bear interest at floating rates (CDI), with maturity in 2023. These credit lines are included under “Export credit facilities” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$5,888.7 million as of June 30, 2019 with several commercial banks under a Brazilian federal government program that offers favorable interest rates of 7.96% per year, as an incentive to invest in rural activities, with maturity dates from 2019 through 2021. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital facilities” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$278.2 million as of June 30, 2019, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities, with maturity in 2020.

Agribusiness Receivables Certificate

Agribusiness Receivables Certificate (“CRA”). On April 19, 2016, BRF concluded the CRA issuance related to the public distribution of the 1st series of the 9th issuance by the Securitization Company, in the amount of R$1.0 billion net of interest, which were issued with a coupon of 96.50% of the CDI rate, payable every nine months. The CRA is related to our exports contracted with BRF Global GmbH and were transferred and/or pledged to the Securitization Company. The CRA was repaid on April 19, 2019.

On December 16, 2016, BRF concluded the CRA issuance related to the public offer of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The CRAs of the 1st Series were issued at a cost of 96.00% p.a. of the CDI rate, with the principal maturing in a single installment on December 16, 2020 and interest paid every eight months. The 2nd Series CRAs were issued at a cost of 5.8970% p.a. restated by the variation of the IPCA, with the principal maturing in a single installment on December 18, 2023 and interest paid every 16 or 18 months. As of June 30, 2019, the balance of this transaction totaled R$1,636.0 million. This transaction comprises “Agribusiness Receivables Certificate” in the table above.

Debentures

On July 1, 2019, BRF completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750.0 million. R$70 million aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and mature in 2022, R$411,732 million aggregate principal amount of which bear interest based on the IPCA rate plus a spread of 5.5% per year and mature in 2026 and R$ 268,268 million aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2026.

Other

State Tax Incentive Financing Programs. We also had R$7.1 million outstanding as of June 30, 2019 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term from 2019 and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included under “Other” in the table above.

Investment Fund in Credit Rights Receivables. On December 18, 2018, we established an investment fund in credit rights receivables (Fundo de Investimento em Direitos Creditórios, or “FIDC”). We assign to the FIDC, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC is a closed-ended fund and its quotas shall be repaid within five years. As of June 30, 2019, the FIDC held receivables in the amount of R$597.9 million.

Credit Facilities. In July 2018, we refinanced certain of our outstanding credit facilities with maturity dates in 2019 and 2023 with Banco Bradesco and Banco do Brasil, respectively, and we also made additional borrowings under such facilities in the amount of R$4.3 billion.

Foreign Currency Debt

Export Credit Facilities

Export Prepayment Facilities. We had an aggregate outstanding amount of R$383.8 million as of June 30, 2019 under our export credit facilities. The indebtedness under these facilities is denominated in U.S. dollars, with maturity dates between 2020 and 2024. Interest under these facilities accrues interest at LIBOR plus a spread. Under this facility, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. These facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included under “Export credit facilities” in the table above.

Bonds

BFF 2020 Notes. On January 28, 2010, our subsidiary BFF International Limited issued senior notes in the amount of U.S.$750 million (the “BFF 2020 Notes”). The BFF 2020 Notes are guaranteed by BRF, bear interest at a rate of 7.250% per year and mature on January 28, 2020. On June 20, 2013, U.S.$120.7 million of the BFF 2020 Notes were replaced by BRF 2023 Notes (as defined below) and, on May 15, 2014, U.S.$409.6 million of the BFF 2020 Notes were repurchased with part of the proceeds from the issuance of the BRF 2024 Notes (defined below). On May 28, 2015, we completed a tender offer for U.S.$101.4 million of the BFF 2020 Notes, such that the balance of outstanding BFF 2020 Notes on June 30, 2015 was U.S.$118.3 million. On September 21, 2016, we completed a repurchase offer for the BFF 2020 Notes in the amount of U.S.$32.2 million, and premium was paid in the transaction, net of interest, in the amount of U.S.$4.1 million. The premium paid to holders of the BRF 2020 Notes was recorded as a financial expense. As of June 30, 2019, the outstanding principal amount of the BRF 2020 Notes was U.S.$88.6 million (equivalent to R$339.6 million).

BRF 2022 Notes. On June 6, 2012, we issued senior notes in an aggregate amount of U.S.$500.0 million (the “BRF 2022 Notes”). The BRF 2022 Notes bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional U.S.$250.0 million of BRF 2022 Notes. On May 28, 2015, we completed a tender offer for U.S.$577.1 million of the BRF 2022 Notes, such that the remaining balance of the BRF 2022 Notes on June 30, 2015 was U.S.$172.9 million. On September 21, 2016, we completed a repurchase offer for the BRF 2022 Notes in the amount of U.S.$54.2 million, and premium was paid in the transaction, net of interest, in the amount of U.S.$5.7 million. The premium paid to holders of the BRF 2022 Notes was recorded as financial expense. As of June 30, 2019, the outstanding principal amount of the BRF 2022 Notes was U.S.$116.9 million (equivalent to R$447.9 million).

BRF 2023 Notes. On May 15, 2013, we issued senior notes in an aggregate amount of U.S.$500.0 million (the “BRF 2023 Notes”). The BRF 2023 Notes bear interest at a rate of 3.95% per year and mature on May 22, 2023. As of June 30, 2019, the outstanding principal amount of the BRF 2023 Notes was U.S.$489.0 million (equivalent to R$1,874.0 million).

BRF 2024 Notes. On May 15, 2014, we issued senior notes in an aggregate amount of U.S.$750 million (the “BRF 2024 Notes”). The BRF 2024 Notes bear interest at a rate of 4.75% per year and mature on May 22, 2024. Of the proceeds from the offering, U.S.$470.6 million was used for a tender offer to buy back a portion of the Sadia Overseas Bonds 2017, which have already been repaid in full, and the BRF 2020 Notes in a tender offer. We made a payment of U.S.$86.4 million (equivalent to R$198.6 million) in the tender offer to the holders of the BRF 2024 Notes, which was recorded as an interest expense. As of June 30, 2019, the outstanding principal amount of the BRF 2024 Notes was U.S.$748.7 million (equivalent to R$2,869.0 million).

BRF 2022 Euro Notes. On May 29, 2015, we issued senior notes in the in the amount of €500.0 million (the “BRF 2022 Euro Notes”). The BRF 2022 Euro Notes bear interest at a rate of 2.750% and mature on May 3, 2022. As of June 30, 2019, the aggregate outstanding principal amount of the BRF 2022 Euro Notes was €499.1 million (equivalent to R$2,175.5 million).

BRF 2026 Notes. On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate amount of U.S.$500.0 million (the “BRF 2026 Notes”). The BRF 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. As of June 30, 2019, the outstanding principal amount of the BRF 2026 Notes was U.S.$495.2 million (equivalent to R$1,897.7 million).

Advances on Foreign Exchange Rate Contracts

Advances on Foreign Exchange Rate Contracts. In November 2018 and February 2019, we had advances on foreign exchange contracts to fund through exports at a fixed interest rate with maturity in November and December 2019. As of June 30, 2019, the outstanding amount was R$314.4 million. These loans are included under “Advances on foreign exchange rate contracts” in the table above.

Working Capital Facilities

Working Capital in Foreign Currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Turkey in the amount of R$201.7 million. This funding is denominated in Turkish lira, with maturities between 2019 and 2021. These credit lines are included under “Working capital facilities” in the table above.

Derivatives

We entered into foreign currency exchange derivatives under which we had a fair value of R$83.5 million and commodity derivatives under which we had a fair value of negative R$44.9 million, in each case as of June 30, 2019. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of non-deliverable forwards of currencies and commodities. The derivatives mature in 2020. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets, and transactions with affiliates. As of June 30, 2019, we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

UPDATES TO LEGAL PROCEEDINGS

            The information below updates and supplements portions of the risk factors included under “Item 3. Key Information — D. Risk Factors” in our 2018 Form 20-F and the information set forth under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in our 2018 Form 20-F, and should be read in conjunction with our 2018 Form 20-F.

Legal Proceedings

We are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for probable losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions, if any. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us” in our 2018 Form 20-F.

Tax Proceedings

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of June 30, 2019, our provisions for probable losses from such tax proceedings amounted to R$986.9 million, compared to R$230.1 million as of December 31, 2018.  The increase in our provisions resulted from a final unfavorable ruling issued by the Supreme Court of Brazil in June 2019 concerning ICMS on sales of staple foods (cesta básica).

Labor Proceedings

As of June 30, 2019, we were involved in over 15,623 labor claims in the total amount of R$810.1 million (amount includes risks deemed “remote,” “possible” and “probable”), compared to R$863.6 million as of December 31, 2018. As of June 30, 2019, our provisions for “probable” losses from these labor claims amounted to R$485.8 million, compared to R$468.5 million on December 31, 2018.

Civil, Environmental, Regulatory, Commercial and Other Proceedings

As of June 30, 2019, we were defendants in over 3,895 civil, environmental, regulatory, commercial and other proceedings amounting to total claims of R$2.3 billion (amount includes risks deemed “remote,” “possible” and “probable”). As of June 30, 2019, our provisions for “probable” losses from such proceedings amounted to R$295.8 million, compared to R$282.0 million on December 31, 2018.

Investigations Involving BRF

We are subject to two external investigations, which we refer to as “Carne Fraca Operation” beginning in 2017 and “Trapaça Operation” beginning in 2018, as detailed below. Our Audit and Integrity Committee is conducting independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving our employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

The main impacts observed as result of the referred operations were recorded in other operating expenses in the amount of R$42.3 million for the six months ended June 30, 2019 (R$43.7 million for the six months ended June 30, 2018), of which R$31.2 million for the six months ended on June 30, 2019 (R$30.9 million for the six months ended June 30, 2018) were mainly expenses related to legal advisors and consultants.

The independent investigations create, in addition to the impacts already recorded, uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which we are not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts beyond the impacts already assessed or paid, which may cause a material adverse effect on our financial position, results and cash flows in the future. See also “Item 3.—D. Risk Factors—Risks Relating to Our Business and Industry—Health risks related to our business and the food industry could adversely affect our ability to sell our products—We have been recently subject to significant investigations relating to, among other things, food safety and quality control” in our 2018 Form 20-F.

Carne Fraca Operation

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves a number of companies in the Brazilian industry and, among other things, includes allegations relating to food safety, quality control and misconduct related to improper offers and/or promises to government inspectors.

On March 17, 2017, we learned of a decision issued by a federal judge of the state of Paraná authorizing the search and seizure of information and documents from us, and the detention of certain individuals in the context of the Carne Fraca Operation. Two of our employees were detained (both of whom have been released) and three others were identified for questioning (of which only two were questioned).

In addition, our Mineiros plant was temporarily suspended by MAPA on March 17, 2017, so that MAPA could conduct an additional audit on its production process. After conducting an audit, MAPA authorized the Mineiros plant to resume operations as of April 8, 2017. The Mineiros plant reopened on April 10, 2017 and resumed its operations on April 11, 2017.

On April 15, 2017, the Brazilian Federal Police issued a report on the investigation and recommended charges against three of our employees. On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed charges against two of our employees (one of our regional manufacturing officers and one of our corporate affairs managers). One such employee was acquitted of all charges on September 28, 2018, while the other employee was convicted on only one charge. The Brazilian federal prosecutors have filed an appeal, which is pending judgment by the court.

In June 2018, we learned of an administrative proceeding commenced by the Comptroller General of the Union (Controladoria-Geral da União, or “CGU”), which is primarily related to alleged irregularities in the relationship between our employees and government inspectors from MAPA at our plants located in: Rio Verde (State of Goiás), Mineiros (State of Goias), Uberlândia (State of Minas Gerais) and at the Paranaguá Harbor (State of Paraná). This administrative proceeding remains pending.

On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, who is a current member of our corporate engineering team, and the former head of quality control at our Mineiros plant, who was dismissed on August 16, 2016. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. According to the Attorney General’s Office of the Third District of the State of Goiás, laboratory tests (dripping tests) have detected excessive levels of water absorbed by the chicken products collected by authorities at our Mineiros plant. The Attorney General’s Office of the Third District of the State of Goiás alleges we produced chicken products with higher quantities of water than the limits permitted by MAPA, with potential damages to customers, considering they would potentially be acquiring chicken meat products with a weight lower than that indicated on the packaging, since part of the weight of the frozen chicken would consist merely of water contained therein. The complaint does not contain any allegations of corruption.

We informed certain regulators and governmental entities of the Carne Fraca Operation, including the SEC and the U.S. Department of Justice. We are cooperating with the authorities.

Our Statutory Audit and Integrity Committee initiated an investigation with respect to the allegations involving our employees in the Carne Fraca Operation, CGU proceedings, and related conduct with the assistance of outside counsel. Following this initial investigation, the Statutory Audit and Integrity Committee started a new internal investigation to address the allegations related to the Trapaça Operation, as described below. The  internal investigations remain ongoing with the assistance of outside counsel. The effects of the Carne Fraca Operation had operational consequences for us, as we incurred expenses in the amount of R$157.5 million recorded in the other operating expenses, such as media and communication expenses, law firms, freight, storage, provision for losses in inventories, among others in the amount of R$80.3 million and inventory losses, arising from closed external markets and/or the block of imports of our products by certain countries in reaction to the Carne Fraca Operation in the amount of R$77.2 million, recorded in the first half of 2017.

The outcome of the Carne Fraca Operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities which may have a material adverse impact on our reputation, brands, results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

Trapaça Operation

On March 5, 2018, we learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals.  In what media reports have identified as the “Trapaça Operation,” 11 of our current and former employees were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens. All such current and former employees have been released from custody, but all such current employees were placed on leaves of absence. A number of our other employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain of our manufacturing plants and accredited labs.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 of our other plants to the European Union on March 15, 2018. This precautionary suspension was lifted on April 18, 2018 by MAPA. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation accusing forty-three people, among which twenty-three are our employees or former employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. All such current employees are placed on leaves of absence. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor responsible for the case to determine whether or not to present criminal charges. Parts of the documents and information related to the Trapaça Operation are subject to confidentiality provisions and, therefore, are not publicly available.

We informed certain regulators and governmental entities of the Trapaça Operation, including the SEC and the U.S. Department of Justice. We are cooperating with the authorities.  Our Statutory Audit and Integrity Committee has initiated an investigation with respect to the allegations and related conduct involving our employees in the Trapaça Operation. The investigation involves outside counsel and is still in progress. The effects of the Trapaça Operation already had operational consequences for us, as we incurred expenses in the amount of R$78.9 million for the year ended December 31, 2018 with respect communication, legal and other expenses.

The outcome of the Trapaça Operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities which may have a material adverse impact on our reputation, brands, results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed in the U.S. Federal District Court in the Southern District of New York alleging, among other things, that we and certain of our officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues described above. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action. On August 31, 2018, the Lead Plaintiff filed an amended class action complaint. On December 5, 2018, the Lead Plaintiff filed a second amended complaint. On May 10, 2019, the Lead Plaintiff filed a third amended complaint.  The third amended complaint seeks to represent all persons and entities who purchased or otherwise acquired our ADRs during the period from April 4, 2013 through and including March 2, 2018, alleging, among other things, that we and certain of our officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. On June 24, 2019, defendants served to date, including us, filed their motions to dismiss and, on September 9, 2019, briefing on these motions was concluded. Such motions will now be considered by the court. Because this lawsuit is in its early stage, the possible loss or range of losses, if any, arising from this litigation cannot be estimated. While we believe that the claims against us are without merit and will continue to defend against the litigation vigorously, in the event that this litigation is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome would not have a material impact on us.

Other

According to reports in the Brazilian media, Antonio Palocci, the former Finance Minister of Brazil, alleged that we donated R$3.6 million to the Workers’ Party (Partido dos Trabalhadores or “PT”) in exchange for governmental support with respect to the approval of the merger of Sadia and Perdigão by the Brazilian antitrust authority (“CADE”). Our historical political donations are part of the public record and were duly registered with the Superior Electoral Court in accordance with applicable law at that time

We are willing to cooperate with the relevant authorities to clarify the facts.